EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2013	12/31/2012
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$576	$636

Adjustments to income

Add: Distributed income from less than 50% owned companies	1	1

Add: Fixed charges as presented below	262	256

Subtract: Interest capitalized	5	9

Add: Amortization of interest previously capitalized	1	—

Earnings	$845	$902

Computation of fixed charges:

Interest incurred	$226	$214

Interest capitalized	5	9

Amortization of debt related costs	10	12

Portion of rental expense representative of interest (1)	21	21

Total fixed charges	$262	$256

Ratio of earnings to fixed charges	3.2	3.5

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.